Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

August 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Holt
Jeffrey Gabor
Division of Corporation Finance
Office of Real Estate & Construction

Re:	reAlpha Tech Corp.
Registration Statement on Form S-1
Filed June 29, 2023
File No. 333-271307

Ladies and Gentlemen:

On behalf of our client,  reAlpha Tech Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 on Form S-11 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 of the Company, originally filed with the Commission on April 18, 2023 (as amended, the “Registration Statement”).

Amendment No. 3 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Devanur, the Company’s Chief Executive Officer, dated July 17, 2023, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

Amendment No. 3 to Registration Statement on Form S-1 filed June 29, 2023

Cover Page

1.	We note your response to comment 1 and reissue the comment. Please tell us the listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet this standard.

Although we note your statement that “the Company meets two of the three quantitative standards for listing on the Nasdaq Capital Market,” it is unclear how you meet any one of the Equity Standard, the Market Value of Listed Securities Standard, or the Net Income Standard under Nasdaq Rule 5505(b) because:

●	your stockholders’ equity is not at least $5 million (in the case of the Equity Standard) or $4 million (in the case of the Market Value of Listed Securities Standard or the Net Income Standard), and

●	your net income from continuing operations is not $750,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years (in the case of the Net Income Standard).

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

Additionally, please tell us whether you have discussed your ability to meet the quantitative requirements of Rule 5505(a) and Rule 5505(b) with Nasdaq and the outcome of those discussions. If such discussions occurred, please supplementally provide us with the name of the Nasdaq representative.

Response: The Company respectfully acknowledges the Staff’s comment, and notes that it is proposing to list on the Nasdaq Capital Market LLC (“Nasdaq”) pursuant to section IM-5505-1(a)(2) of the Nasdaq Listing Rules, which requires that the Company has: (i) a valuation that meets the requirements of Nasdaq’s Listing Rules IM-5315-1(e) and (f) evidencing a price and (ii) market value of listed securities and market value of unrestricted publicly held shares that exceeds 200% of the otherwise applicable requirement. The Company is relying on the “Equity Standard” set forth in 5505(b)(1) of the Nasdaq Listing Rules. As of April 30, 2023, the Company has: (a) stockholders’ equity of approximately $13.2 million; (b) market value of unrestricted publicly held shares of approximately $50.07 million; (c) an operating history of more than two years; (d) 5,007,506 unrestricted publicly held shares; (e) 3,094 unrestricted round lot shareholders; (f) 3 market makers; and (g) a valuation-based bid price of $10 per share.

Risk Factors, page 11

2.	Please tell us what consideration you have given to including a risk factor discussing the differences the tracing requirement could pose to securities liability challenges brought under Section 11 for a direct listing versus a traditional IPO and the impact that it would have on the company and potential investors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 42 of Amendment No. 3 to add a corresponding risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 48

3.	We note the increase in depreciation and amortization costs for the nine months ended January 31, 2023 as compared to January 31, 2022. Please disclose the reasons why depreciation and amortization costs increased when a large number of properties were disposed of during the period.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 51 of Amendment No. 3 to add the reasons why depreciation and amortization costs increased for the year ended April 30, 2023 compared to the year ended April 30, 2022.

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

Business, page 56

4.	We note your response to prior comment 7. Please clarify if you intend to account for the acquisition of a minority stake of 25% in each of Naamche Inc. and Carthagos, Inc. under the equity method or by another method. Please also tell us how you are currently accounting for the investments in Naamche and Carthagos, as the disclosure on page 69 indicates that you acquired interests in these companies in 2021.

Response: The Company respectfully acknowledges the Staff’s comment and notes that, even though the Company owns 25% of each of Naamche Inc. and Carthagos, Inc., they have accounted for them under the “cost method” and not the “equity method” because the Company does not have any significant control or influence over the financial and operating policies of these entities. The Company further notes that they do not intend to account for them under the “equity method” in the foreseeable future, unless they obtain significant control or influence over the financial and operating policies of such entities.

Our Platform and Technologies, page 60

5.	We note your response to comment 9 and partially reissue the comment. Please provide us with your analysis of why the financial metrics and additional information available only to Syndicate Members who use the app are not material and should not be made available to investors who may not want to use the app.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 of Amendment No. 3 to disclose that the Company intends to make available the financial metrics, including occupancy rates, average daily rental rates and other periodical information regarding the syndicated properties, to regular investors who may not want to use the app contemporaneously to those who do use the app, at the time the Company releases its quarterly consolidated results. The Company also notes that these financial metrics will be available to the general public via the Company’s website as well on a quarterly basis.

6.	We note your response to comment 10, including that the financial metrics available only to Syndicate Members who use the app will not meet the same requirements as SEC filings. Please tell us how your disclosure of financial metrics and additional information to Syndicate Members who use the app, but not investors generally, is consistent with the requirements of Regulation FD.

Response: The Company respectfully acknowledges the Staff’s comment and notes that, as referenced in the answer above, the Company intends to make this information available to investors generally in accordance with Regulation FD.

Principal Stockholders, page 88

7.	Please revise to disclose in the beneficial ownership table the 368,499 shares held by Mr. Aldecoa.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the beneficial ownership table on page 97 to include the 368,499 shares held by Mr. Aldecoa.

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

Financial Statements, page F-1

8.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the financial statements starting on page F-3 to be in accordance with Rule 8-08 of Regulation S-X.

Note 3 - Summary of Significant Accounting Policies, page F-8

9.	Your disclosure, in response to prior comment 16, on page 64 indicates that you expect Syndicate Members to collectively own 100% of the Syndication LLCs and that you will account for the Syndication LLCs in accordance with applicable U.S. GAAP. Please explain how you will account for the Syndication LLCs under U.S. GAAP.

Response: The Company respectfully acknowledges the Staff’s comment and notes that, if the Syndication LLC sells 100% of its membership interests to investors, the accounting treatment would be as follows: (i) the proceeds received from the sale of membership interests would be recognized as equity on the balance sheet of the Syndication LLC, reflecting the capital contributed by the investors; (ii) Rhove would no longer hold any ownership interest in the Syndication LLC, and the investors would collectively own 100% of the LLC, and, accordingly, the LLC would not form part of consolidated financial statements of the Company; and (iii) the revenue generated and expenses incurred by the Syndication LLCs would only be part of financial statements of that Syndication LLC; however, any fees charged by Rhove to such Syndication LLCs would be expensed in the Syndication LLCs’ financial statements and treated as income for Rhove.

If, instead, the Syndication LLC does not sell 100% of its membership interests, and the managing member of the Syndication LLC, whether Rhove or another entity, retains any percentage of the unsold membership interests, the accounting treatment would be as follows: (i) the portion of membership interests purchased by investors would be recognized as equity on the balance sheet of Syndication LLC, reflecting the capital contributed by the investors along with the remaining membership interests held by the managing member; (ii) the interest held by the managing member would be reported as a separate component of equity on the balance sheet of the Syndication LLC, which will typically be presented on the Company’s shareholders’ equity; (iii) the financial statements of the managing member would consolidate the results of operations and the financial position of the Syndication LLC, reflecting the membership interests of both the investors and the managing member; and (iv) the revenue generated and expenses incurred by the Syndication LLCs would be part of the such Syndication LLCs’ financial statements, and consolidated into the managing member; provided, however, that any fees charged by the managing member to such Syndication LLCs would be expensed in the Syndication LLCs and treated as income for the managing member.

General

10.	We note your response to comment 18 and reissue the comment. Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11 and provide the disclosure required by the form.

Although the company considers its primary business lines to relate to the development of technology platforms that allow users to invest in short-term rental properties, the financial statements show that the company’s only sources of revenue are rental income and gain on sale of properties; and the company’s primary assets—in excess of 90% on average for the periods presented—are cash and investments in real estate. Accordingly, it appears that the company’s business is primarily that of acquiring and holding for investment real estate or interests in real estate, or interests in other issuers whose business is primarily that of acquiring and holding real estate or interest in real estate for investment. Therefore, we continue to be of the view that the company is required to use Form S-11 pursuant to General Instruction A.

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

Additionally, we note that currently it appears that you and your subsidiaries, as opposed to any Syndicate Members, own 100% of the five properties in your portfolio; and that you and your subsidiaries have generated no revenues through the use and subscription of your technologies.

Response: The Company respectfully acknowledges the Staff’s comment and has filed Amendment No. 3 on Form S-11 as required by General Instruction A to Form S-11.

11.	We note your response to comment 19 and reissue the comment. Please provide the disclosure required by Industry Guide 5 or advise. For example, revise your compensation disclosure to comply with Item 4 and provide the disclosure required by Item 8, including prior performance tables. For guidance, refer to Release No. 33- 6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

Response: The Company respectfully acknowledges that while Industry Guide 5, by its terms, applies to real estate limited partnerships, Release No. 33-6900 states that its requirements should also be considered for the preparation of registration statements of real estate investment trusts (“REITs”). In practice, the Commission has requested Industry Guide 5 disclosure for initial public offerings by newly formed REITs if more than 25% of the offering proceeds are not specified for particular assets in the use of proceeds disclosure. Additionally, CF Disclosure Guidance: Topic No. 6 indicates that if a registrant lacks real estate assets, has no operating history, and has not identified any specific assets to acquire with the offering proceeds, then certain Industry Guide 5 disclosure requirements would apply. Based on the foregoing, the Company respectfully submits that Industry Guide 5 disclosure is not necessary or appropriate for its offering for the following reasons: (i) it is not a real estate limited partnership, (ii) it is not a REIT, and (iii) even if applicable, the Company possesses real estate assets, has an operating history, and sufficiently specifies the types of real estate assets it intends to acquire in the Registration Statement and Amendment No. 3.

12.	We note your response to comment 22. To the extent the July 29, 2022 offering was unregistered, please revise Item 15 of Part II to disclose all of the information required by Item 701 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page II-1 of Amendment No. 3 to disclose that there was no July 29, 2022 offering. Rather, on July 29, 2022, the Company filed a post-effective amendment on Form 1-A to re-qualify its Regulation A offering, which was re-qualified by the SEC on August 3, 2022.

* * *

Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

We thank the Staff for its review of the foregoing and Amendment No. 3. If you have further comments, please do not hesitate to contact me at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ Blake Baron
Name: Blake Baron

cc:	Giri Devanur, reAlpha Tech Corp.